Exhibit 23.1

When the transaction referred to in Note 15(a) of the Notes to the Consolidated Financial Statements for the years ended January 31, 2013, 2014 and 2015 has been consummated, we will be in a position to render the following consent.

/s/ KPMG LLP

Santa Clara, California

June 5, 2015

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Xactly Corporation:

We consent to the use of our report dated April 17, 2015, except for Note 15 to the Consolidated Financial Statements, which is as of June     , 2015, with respect to the consolidated balance sheets of Xactly Corporation and subsidiaries as of January 31, 2014 and 2015, and the related consolidated statements of operations, comprehensive loss, stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended January 31, 2015, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

[unsigned]

Santa Clara, California

June     , 2015